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                  [MICRO ENHANCEMENT INTERNATIONAL LETTERHEAD]



December 12, 1996



VIA FEDERAL EXPRESS


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:    Micro Enhancement International, Inc.
       Registration Statement on Form SB-2
       File No. 33-80641


Gentlemen:

We hereby request that the Commission consent to the withdrawal of the captioned registration statement of Micro Enhancement International, Inc., a Washington corporation ("Registrant"), relating to the registration under the Securities Act of 1933, as amended, of certain common stock and warrants ("Securities") issued or to be issued by the Registrant, effective immediately, or at the earliest practicable date determined by the Commission.

We confirm that none of the Securities have been sold.

Please acknowledge receipt of this letter upon the attached copy hereof and return the same to us in the envelope provided. Should you have any questions concerning the enclosed, please contact the undersigned at (509) 927-4500. Thank you for your attention to this matter.


Sincerely,


MICRO ENHANCEMENT INTERNATIONAL, INC.

/s/ Timothy G. Staples
-------------------------

Timothy G. Staples, President & CEO



c:   Jerome E. Liss
     Robert J. Philipp